SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

REQUIRED INFORMATION

The Magyar Bank 401 (k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K.

Page Number
(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of
December 31, 2013 and 2012	4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2013	5

Notes to Financial Statements	6

(b) Schedule *

Schedule of Assets (Held at End of Year) - Schedule H, Line 4i
as of December 31, 2013	16

(c) Signatures	17

(d) Exhibit 23.1- Consent of Independent Registered Public Accounting Firm	18

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Magyar Bank 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic  financial statements and in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC
Morristown, New Jersey
June 23, 2014

Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

Assets	2013	2012

Investments:
Interest-bearing cash	$ 440	$ 48
Insurance co. general account, at fair value	705,488	536,959
Registered investment companies, at fair value	3,015,328	2,648,027
Employer stock fund, at fair value	432,536	247,406
Total investments	4,153,792	3,432,440

Receivables:
Notes receivable from participants	183,820	135,627
Total receivables	183,820	135,627

Total assets	4,337,612	3,568,067

Net assets available for benefits	$ 4,337,612	$ 3,568,067

See Accompanying Notes to Financial Statements

Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2013

Additions:
Investment Income:
Net appreciation in fair value of investments	$ 729,398
Dividend income	48,594
Other interest	8,905
Total investment income	786,897

Contributions:
Employee	306,341
Rollover	39,044
Employer	47,753
Total contributions	393,138

Interest on notes receivable from participants	6,743

Total additions	1,186,778

Deductions:
Distributions to participants	373,870
Deemed distributions	38,466
Administrative expenses	4,897
Total deductions	417,233

Net increase in net assets	769,545

Net assets available for benefits, beginning of year	3,568,067

Net assets available for benefits, end of year	$ 4,337,612

See Accompanying Notes to Financial Statements

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:
The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility:
The Plan covered all eligible employees of the Bank who had attained 18 years of age upon their first day of employment from January 1, 2012 to July 31, 2012. Effective August 1, 2012, the Plan covered all eligible employees of the Bank who have attained 18 years of age, and have been employed with the Bank for three (3) months and 250 hours.

Contributions:
Participants may contribute up to 80% of their gross earnings, as defined by the Plan document, up to the maximum permitted by IRS limitations. Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $5,500 during both the 2013 and 2012 Plan years. Effective January 1, 2007, Plan provisions allowed for the automatic enrollment of all eligible participants upon entry into the Plan of 3% of the participant’s eligible compensation, which will be invested into a qualified default investment option determined by the Plan Sponsor. Participants have the option to change the automatic enrollment deferral percentages and increases.

The Bank has the option to make a discretionary contribution. Beginning January 1, 2013, the employer made discretionary matching contributions of 50% of the first 2% of employees' elective contributions up to a maximum of 1% of gross earnings. Employer contributions were $47,753 in 2013.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates on all loans as of December 31, 2013 were all 4.25%. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. No allowance for losses is deemed necessary by Plan Management as loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period and are secured by the Participants' account balances. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participant’s loans receivable fund.

Investments:
Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:
Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s matching contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:
The employees are always 100% vested with respect to their own contributions. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Effective January 1, 2007, Bank matching contributions for each year began vesting at the rate of 20% per year of service for the first five years of service and employer non-matching contributions began vesting 100% immediately. After an employee has attained five years of service, all current and future contributions are immediately vested.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:
Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship, such as certain medical expenses, the purchase of a principal residence, payment of tuition and related educational fees, payments to prevent eviction from or foreclosure on a principal residence, or burial or funeral expenses, in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to Federal income taxes.

Administrative expenses:
Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Plan sponsor and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee and record keeper through participant deductions and are reflected as administrative expenses.  In addition, certain investment related expenses are reflected as a reduction of net investment income and are not readily determinable.

Plan administration:
The Plan is administered by the 401(k) Investment Committee appointed by the Bank's Board of Directors.

Forfeitures:
Forfeitures of non-vested participants' accounts are retained in the Plan and must first be used to offset administrative fees and second to reduce future employer contributions. During 2013 and 2012, non-vested forfeitures amounted to $393 and $358, respectively. The Plan did not use previously forfeited amounts to fund employer contributions in 2013. The balance of the forfeited funds held by the Plan at December 31, 2013 and 2012 was $440 and $48, respectively.

Plan termination:
The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Basis of accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United State of America on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and expenses are recorded when incurred.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:

The Plan’s investments are recorded in accordance with ASC 820, which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

                                 Level 2:  Inputs to the valuation methodology include:

                                                 ● Quoted prices for similar assets or liabilities in active markets;
                                                 ● Quoted prices for identical or similar assets or liabilities in inactive markets;
                                                 ●  Inputs other than quoted prices that are observable for the asset or liability;
                                                 ●  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Employer stock fund: The Plan holds an investment fund, which consists primarily of employer-related securities. State Street Bank is the fund’s custodian, and is paid related custodial fees. As of December 31, 2013, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund’s assets, and the remaining 3% consisted of cash. As of December 31, 2012, Magyar Bancorp, Inc. common stock represented approximately 96% of the fund’s assets, and the remaining 4% consisted of cash. While Magyar Bancorp, Inc. common stock is publically traded, the units of this Magyar Bank Employer Stock Fund (the "Fund") are only available to the participants of this Plan. This fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the Custodian of the fund. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2013 and 2012, the Plan had no unfunded commitments related to these investments. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor’s publically traded stock value.

Mutual funds: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore valued using level 1 measurement.

Insurance co. general account:  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. The fair value of the contract is considered to be a level 2 measurement since its value is based on similar contracts with similar interest rates.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment income recognition:
With respect to mutual funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions:
Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Recently adopted accounting pronouncements:
There were no recently adopted accounting pronouncements that had a material impact on the Plan’s financial statements.

Note 3 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,
	2013	2012

Insurance Company/General Account	$ 705,488	$ 536,959
American Funds Fundamental Investor R3 Fund	308,012	290,846
Magyar Bank Employer Stock Fund	432,536	247,406
Fidelity Advisor Stock Selector Mid Cap T Fund	258,696	234,229
Fidelity Advisor Small Cap T Fund	324,689	212,104
Transamerica Diversified Equity I Fund	278,559	201,543
Transamerica Core Bond Fund	*	189,621
Transamerica Partners Stock Indexed Fund	249,512	180,762

* Did not represent 5% or more of the Plan’s 2013 net assets

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments (continued):

During 2013, the Plan recognized interest income of $15,648, which includes interest on notes receivable from participants of $6,743 and other interest of $8,905 on the insurance company general account. During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) resulted in a net appreciation in value as follows:

Net appreciation in fair value of registered investment companies	$ 531,866
Net appreciation in fair value of employer stock fund	197,532
Total	$ 729,398

Note 4 - Investment Contract with Insurance Company:

The Plan holds a benefit-responsive investment contract (insurance company/general account or Transamerica Stable Fund Account) with Transamerica Life Insurance Company (“Transamerica”), listed in the Statements of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. As described in ASC 962-325, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value (NAV) custodian agreements. The group annuity contracts held by the Plan meet the five conditions to be considered fully benefit-responsive. The investment custodian has determined that the fair value of the insurance company general account approximates its contract value at December 31, 2013 and 2012, therefore, no adjustment to contract value is required on the Statements of Net Assets Available for Benefits.

The average yield on the insurance company general account was 1.45% and 1.75% in years 2013 and 2012, respectively. The rate credited to participants was 1.43% and 1.69% in years 2013 and 2012, respectively. The contract’s interest rate was reset monthly during 2012. Effective January 1, 2013 the contract’s interest rate was reset semi-annually. In case of a pending plan termination or contract discontinuance, the surrender value would be different than the contract value. The Plan’s administrator does not believe that the occurrence of any such event is probable. The contract has no stated maturity date, and the amount payable to Plan participants on demand is contract value.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5 – Investment Valuation:

                        The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Registered Investment Companies
Asset Allocation	$ 414,970	$ -	$ -	$ 414,970
Bond	344,357	-	-	344,357
International	318,448	-	-	318,448
Small Equity	450,418	-	-	450,418
Medium Equity	307,097	-	-	307,097
Large Equity	836,083	-	-	836,083
Target Funds	343,955	-	-	343,955

Employer Stock Fund	-	432,536	-	432,536

Insurance co. general account	-	705,488	-	705,488

Total investments at fair value	$ 3,015,328	$ 1,138,024	$ -	$ 4,153,352

                     The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Registered Investment Companies
Asset Allocation	$ 282,028	$ -	$ -	$ 282,028
Bond	559,316	-	-	559,316
International	296,670	-	-	296,670
Small Equity	263,419	-	-	263,419
Medium Equity	306,980	-	-	306,980
Large Equity	724,681	-	-	724,681
Target Funds	214,933	-	-	214,933

Employer Stock Fund	-	247,406	-	247,406

Insurance co. general account	-	536,959	-	536,959

Total investments at fair value	$ 2,648,027	$ 784,365	$ -	$ 3,432,392

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 – Party in Interest transactions:

Included with the Plan's investment alternatives are shares of an employer stock fund which holds stock of Magyar Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the Plan held fair values of Magyar Bancorp, Inc. employer security fund of $432,536 and $247,406, respectively.

Certain Plan investments are shares of mutual funds and an investment in a guaranteed investment insurance co. general account managed by Transamerica Life Insurance Co., which totaled $705,488 and $536,959 as of December 31, 2013 and 2012, respectively. Transamerica Life Insurance Co. and Diversified Investment Advisors are the Plan’s record keepers. Additionally State Street Bank & Trust Co., the Custodian of the Plan’s assets, manages the Plan's cash reserve account. Therefore, these transactions qualify as party-in-interest transactions.

Note 7 - Tax status of the Plan:

The IRS has determined and informed the Bank by a letter dated April 29, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving its latest opinion letter, however, the Plan administrator and tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

MAGYAR BANK
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 8 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Note 9 – Subsequent Events:

The Bank has evaluated subsequent events occurring from the date of the financial statements through the date of issuance.  Based upon this evaluation, the Bank has determined that no subsequent events have occurred which require adjustments to the financial statements.

Magyar Bank 401k Profit Sharing Plan
EIN No.: 22-1085787, Plan No. 002
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
Plan Year Ending: 12/31/2013

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	Current
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$ 440

*	Transamerica Life Insurance Co.	Insurance Company/General Account	$ 705,488
		GENERAL ACCOUNT TOTAL	$ 705,488

*	Magyar Bancorp, Inc.	Employer Stock Fund	$ 432,536
		EMPLOYER STOCK FUND TOTAL	$ 432,536

	American Funds	American Funds Fundamental Investor R3	$ 308,012
	American Funds	American Funds New Perspective R3	$ 135,601
	Fidelity	Fidelity Advisor Small Cap T	$ 324,689
	Fidelity	Fidelity Advisor Stock Selector Mid Cap T	$ 258,696
	Franklin Templeton	Franklin Small-Mid Cap Growth R	$ 48,401
	Franklin Templeton	Franklin Small Cap Value R	$ 71,758
	Loomis Sayles	Loomis Sayles Bond Admin	$ 93,169
	Franklin Templeton	Mutual Quest A	$ 81,283
	Oppenheimer	Oppenheimer International Growth A	$ 182,847
	PIMCO	PIMCO Total Return R	$ 38,238
*	Transamerica	Transamerica Multi Managed Balanced I	$ 189,800
*	Transamerica	Transamerica Diversified Equity I	$ 278,559
*	Transamerica Partners Funds Group	Transamerica Partners Core Bond	$ 174,061
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Intermed Horizon	$ 56,633
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Long Horizon	$ 87,254
*	Transamerica Asset Allocation Funds	Transamerica Asset Alloc - Short Horizon	$ 38,889
*	Transamerica Partners Funds Group	Transamerica Partners Stock Index Fund	$ 249,512
	Vanguard	Vanguard Target Retirement Income	$ 1,655
	Vanguard	Vanguard Small Cap Index Signal	$ 53,971
	Vanguard	Vanguard Target Retirement 2010	$ 225
	Vanguard	Vanguard Target Retirement 2015	$ 50,545
	Vanguard	Vanguard Target Retirement 2020	$ 60,345
	Vanguard	Vanguard Target Retirement 2025	$ 46,088
	Vanguard	Vanguard Target Retirement 2030	$ 9,682
	Vanguard	Vanguard Target Retirement 2035	$ 72,465
	Vanguard	Vanguard Target Retirement 2040	$ 81,193
	Vanguard	Vanguard Target Retirement 2045	$ 16,828
	Vanguard	Vanguard Target Retirement 2050	$ 914
	Vanguard	Vanguard Target Retirement 2055	$ 4,015
		MUTUAL FUND TOTAL	$ 3,015,328

*	Participants	Notes Receivable with interest rates of 4.25%	$ 183,820

		TOTAL PLAN ASSETS	$ 4,337,612

* Indicates Party-In-Interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 23, 2014	By:	/s/ Vicki Fackovec
Vice President, Human Resources Director
Magyar Bank